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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Subject Company (Issuer))

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

636918302
(CUSIP Number of Class of Securities)

James J. Bigl
President and Chief Executive Officer
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050
(516) 626-0007
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person(s))

With a Copy to:

Steven I. Suzzan, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,005	$6,335.00
*
For purposes of calculating the Filing Fee, pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Value was calculated assuming that 4,545,455 shares of common stock, par value $0.001 are purchased at the tender offer price of $11.00 per share in cash.

**
The filing fee, calculated in accordance with Rule 0-11, is $126.70 per million of the aggregate Transaction Value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,335.00	Filing Party: National Medical Health Card Systems, Inc.
Form or Registration No.: 5-58937	Date Filed: February 19, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by National Medical Health Card Systems, Inc., a Delaware corporation ("Health Card") on February 19, 2004 and amended on February 20, 2004. This Schedule TO relates to the offer by Health Card to purchase up to 4,545,455 of the outstanding shares of its common stock, $0.001 par value per share, at a price per share of $11.00, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 19, 2004 (the "Offer to Purchase"), as amended, and the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO dated February 19, 2004 (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 2, 3, 5, 6 and Items 8-11 of this Schedule TO.

        Except as provided herein, this Amendment No. 2 does not alter the terms and conditions previously set forth in the Offer to Purchase, and should be read in conjunction with the Offer to Purchase.

        The first sentence in the fifth paragraph on the cover page of the Offer to Purchase is hereby amended in its entirety to read as follows:

  "The chairman of our board of directors, Bert E. Brodsky, and certain stockholders related to Mr. Brodsky (together, the "covered stockholders"), have agreed to tender 4,448,900 shares out of the 4,943,219 shares (which includes shares issuable pursuant to the exercise of options and warrants) held by them into the Offer."

Item 1.    Summary Term Sheet.

1.
The second paragraph of the question "Why are we offering to purchase your shares of common stock?" on page 1 of the Offer to Purchase is hereby amended in its entirety to read as follows:

        "Our board of directors determined that the investment by New Mountain Partners was in our best interests. The Offer is being made as a condition to the investment by New Mountain Partners. New Mountain Partners' investment will provide new capital that our board of directors believes will facilitate our growth. Our board of directors appointed a special committee consisting of independent directors to negotiate, structure and approve the transactions with New Mountain Partners. The chairman of our board of directors, Bert E. Brodsky, was not a member of the special committee. Mr. Brodsky participated in negotiations with respect to the terms of the proposed transactions with us and New Mountain Partners solely in his capacity as an individual stockholder. The Offer was required by the special committee as a means by which all stockholders would be offered the opportunity to achieve some liquidity for their shares at a time when the purchase price for the shares was much closer to the prevailing market price. Mr. Brodsky and certain stockholders related to Mr. Brodsky (together, the "covered stockholders"), have agreed to tender 4,448,000 shares out of the 4,943,219 shares (which includes shares issuable pursuant to the exercise of options and warrants) held by them into the Offer. After the Offer is completed, we believe that our financial condition and access to capital will allow us to continue making strategic acquisitions and increasing stockholder value. The Offer will have the effect of replacing Mr. Brodsky as our principal stockholder with New Mountain Partners. See pages 10 and 13.

        The purchase price in the Offer is $11.00 per share of common stock, which is significantly below the last reported sale price of our common stock, as reported on the Nasdaq National

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    Market, of $28.43 on February 18, 2004, and less than the last reported sale price of $13.75 on October 30, 2003, the last full trading day before the public announcement of the execution of the purchase agreement with New Mountain Partners. We urge you to obtain current market quotations for our common stock. See Section 7."

2.
The first sentence in the second paragraph of the question "What do we and our board of directors think of the Offer?" on page 4 of the Offer to Purchase is hereby amended in its entirety to read as follows:

    "The covered stockholders have agreed to tender 4,448,900 shares out of the 4,943,219 shares (which includes shares issuable pursuant to the exercise of options and warrants) held by them into the Offer."

3.
The first sentence in the fifth paragraph on page 6 of the Offer to Purchase is hereby amended in its entirety to read as follows:

        "The chairman of our board of directors, Bert E. Brodsky, and certain stockholders related to Mr. Brodsky (together, the "covered stockholders"), have agreed to tender 4,448,900 shares out of the 4,943,219 shares (which includes shares issuable pursuant to the exercise of options and warrants) held by them into the Offer."

Item 4.    Terms of the Transaction.

1.
The first paragraph in Section 2 of the Offer to Purchase captioned "Purpose of the Offer; Certain Effects of the Offer—Terms of the Support Agreement" on page 20 is hereby amended in its entirety to read as follows:

    "As a condition to the execution by New Mountain Partners of the purchase agreement, Bert E. Brodsky, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Bert E. Brodsky Revocable Trust, the Irrevocable Trust of Lee Jared Brodsky, the Irrevocable Trust of David Craig Brodsky, the Irrevocable Trust of Jeffrey Holden Brodsky and the Irrevocable Trust of Jessica Brodsky Miller (together, "the covered stockholders") who are the holders of approximately 60% (4,613,219 shares) of our issued and outstanding common stock (the "Covered Securities"), assuming the issuance of shares of common stock pursuant to the exercise of 330,000 options and warrants held by Mr. Brodsky, entered into a support agreement, dated as of October 30, 2003 (the "support agreement"), for the benefit of New Mountain Partners."

2.
The first sentence in the fifth paragraph in Section 2 of the Offer to Purchase captioned "Purpose of the Offer; Certain Effects of the Offer—Certain Offer Consideration" on page 25 is hereby amended in its entirety to read as follows:

    "The covered stockholders have agreed to tender 4,448,900 shares out of the 4,943,219 shares (which includes shares issuable pursuant to the exercise of options and warrants) held by them into the Offer."

Item 7.    Sources and Amount of Funds or Other Consideration.

1.
The words "prior to the time of payment for any of the shares" in the sixth line of first paragraph in Section 6 of the Offer to Purchase captioned "Certain Conditions of the Offer" on page 31 is deleted and hereby replaced with the words "on or before the expiration date of the Offer."

2.
The words "prior to the time we accept shares for payment" in the third sentence of the last paragraph in Section 6 of the Offer to Purchase captioned "Certain Conditions of the Offer" on page 32 is deleted and hereby replaced with the words "on or before the expiration date of the Offer."

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Item 12.    Exhibits.

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.*
(a)(1)(B)
Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.**
(a)(5)(B)
Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.*
(b)	Not applicable.
(d)(1)
Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.***
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P. ***
(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock, par value $0.10 per share, of National Medical Health Card Systems, Inc.***
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-I on February 19, 2004.
**
Previously filed on Schedule TO-C on October 31, 2003.
***
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.

	By:	/s/ JAMES J. BIGL Name: James J. Bigl Title: President and Chief Executive Officer

Dated: March 3, 2004

EXHIBIT INDEX

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.*
(a)(1)(B)
Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.**
(a)(5)(B)
Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.*
(b)	Not applicable.
(d)(1)
Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.***
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P. ***
(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock, par value $0.10 per share, of National Medical Health Card Systems, Inc.***
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-I on February 19, 2004.
**
Previously filed on Schedule TO-C on October 31, 2003.
***
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

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